SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-33384

NOTIFICATION OF LATE FILING

(Check One):                                [  ] Form 10-K   [  ] Form 20-F   ☑ Form 11-K    [  ] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR
                       [  ] Form N-CSR

For Period Ended: December 31, 2010

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant: ESSA Bank & Trust 401(k) Plan
Former name if applicable:
Address of principal executive office (Street and Number):  200 Palmer Street
City, state and zip code: Stroudsburg, Pennsylvania 18360

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the ESSA Bank & Trust 401(k) Plan (the “Plan”).  The Plan is unable to timely file its Form 11-K because the audit of the financial statements is still in process.  In order to ensure the accuracy of the information contained in the Form 11-K, the Plan believes it is necessary to obtain an extension of the filing date.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Thomas J. Grayuski                                           (570)                421-0531
       (Name)                                                            (Area Code)                            (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes [  ] No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ESSA Bank & Trust 401(k) Plan
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2011	By:	/s/ Thomas J. Grayuski Thomas J. Grayuski Vice President, Human Resources Services Division ESSA Bank & Trust (Plan Administrator)